Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi launches €3 million Planet Mobilization fund to support employees’ environmental projects

*	This year, Sanofi will fund three employee teams for their environmental programs in Vietnam, Ireland, France, Belgium and Italy
*	In April 2021, Sanofi expanded its social commitments, including its global environmental sustainability program, Planet Mobilization

PARIS – June 3, 2021 – As part of a long-standing commitment to reduce the environmental footprint of the company’s products and activities, Sanofi launched a €3 million Planet Mobilization fund to support employee ideas and projects that will further contribute to a healthier environment. This year, three Sanofi teams will have their projects funded.

For several years, Sanofi has been implementing a global environmental roadmap, Planet Mobilization, which is embedded in Sanofi’s long-term strategy. The program covers all Sanofi activities and sites and the entire lifecycle of products, from raw materials used in production all the way to their disposal.

“Because the fight against climate change is also a fight for the health and well-being, Sanofi commits to Planet Mobilization” says Philippe Luscan, Executive Vice President, Global Industrial Affairs. “We strongly believe our employees are the most powerful agents of positive change for people, and for the planet. It’s with this ambition and objectives in mind that we decided to create a fund of €3 million to finance ideas and projects coming from our employees in support of our environmental ambition. Today, it is fair to say that teams all over the world took up the challenge, even beyond our expectations. That’s collective intelligence in motion.”

An Entrepreneurial Program to Support Employee Ideas

This year, more than 500 employees from 63 sites in 29 countries participated in the company’s environmental sustainability ideation program. A full program of bootcamps, hack-a-thons, and design thinking workshops led by Sanofi’s Innovation Lab helped the teams turn their ideas into sustainable projects.

Three winning projects were selected this inaugural year. The projects will be implemented and financed by Sanofi’s Planet Mobilization fund:

•

Vietnam: “Rice is the New Green” is a project from Sanofi’s Hô Chi Minh team to implement the first green and circular large-scale rice husk biomass. Rice husk is a byproduct of paddy processing in the rice mills and can provide a convenient and environmentally sustainable, convenient source of dry biomass energy. This will allow Sanofi’s Hô Chi Minh site to become a fossil fuel free site, eliminating 2.3 thousand tons of carbon dioxide a year and reduce steam costs by 40%.
•

Europe: “IDRA” is a project from three country sites in Europe, including Anagni, Italy; Compiègne, France; and Geel, Belgium. The project aims at recycling treated wastewater from the sites to be directly reused on site. The three pilot plants could save up to 220 million liters of water per year. This is the equivalent of filling nearly 70 Olympic pools.

•

Ireland: “Waterford Loves Planet Not Plastic” is an education project to help reduce plastic waste. Through information via school programs, nature restoration programs such as coastal clean-ups, and an app measuring plastic waste and incentivizing reduced consumption, Sanofi Ireland ‘ambassadors’ will contribute to their communities more balanced use of plastic and the management of its waste.

Sanofi Aims for Carbon Neutrality

Sanofi has committed to reduce its greenhouse gas emissions by 55% by 2030 in line with limiting global warming to 1.5°C and is aiming for carbon neutrality by 2050. The new carbon reduction objectives are validated by the Science Based Target initiative, a partnership between Carbon Disclosure Project, the United Nations Global Compact, World Resources Institute, and WWF.

To that order and to minimize the potential direct and indirect impacts of its business on the environment throughout the whole lifecycle of its products, the company intends to:

•	protect ecosystems by introducing biodiversity protection plans at all its sites located near sensitive areas by 2025;
•	implement water stewardship and water efficiency plans on 100% of its manufacturing sites by 2030;
•	foster eco-design for all its new products and packaging by 2025 and for its top-selling products by 2030, and remove all pre-formed plastic packaging (blister packs) for its vaccines by 2027;
•	reduce, recycle, and recover more than 90% of its waste by 2025;
•	use 100% renewable electricity across its operations and target a carbon-neutral car fleet, both by 2030; and
•	prevent any impact of its medicines on the environment across 100% of its manufacturing sites by 2025.

Sanofi also supports and works with its suppliers all over the world to reduce their greenhouse gas emissions and environmental impact to create more sustainable sourcing of raw materials.

To date, the company has already notably:

•	reduced GHG emission from its activities by 27% since 2015;
•	designed a new entirely recyclable cardboard packaging for vaccines, which replaces aluminum and PVC blisters;
•	reused, recycled, or recovered 73% of its waste; and

•	reduced by 22% its water withdrawal from 2015 to 2020.

More on Sanofi’s environmental management and achievements:

https://www.sanofi.com/en/our-responsibility/environmental-sustainability

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contacts Ashleigh Koss Tel: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com Sandrine Guendoul Tel.: +33 (0)6 25 09 14 25 sandrine.guendoul@sanofi.com

Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Nathalie Pham

Investor Relations Contacts North America

Felix Lauscher

Fara Berkowitz

Suzanne Greco

IR main line:

Tel.: +33 (0)1 53 77 45 45

investor.relations@sanofi.com

https://www.sanofi.com/en/investors/contact

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